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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Silvernail, Shannon M.		Krispy Kreme Doughnuts, Inc., (KKD)
	195 Barrington Hall Drive	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			October 2, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Macon, GA 31220 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☒(1)	Other (specify below)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Contract (right and obligation to sell) (2)		(2)		10/02/02		(2)		J(2)			(2)	(2)

	Contract (right and obligation to sell) (3)		(3)		10/02/02		(3)		J(3)			(3)	(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	(2)		Common Stock	(2)		(2)		(2)		D

	(3)	(3)		Common Stock	(3)		(3)		(3)		I		By Jubilee Investments Limited Partnership

Explanation of Responses:

(1)	The reporting person is a member of a Section 13d group that owns more than 10% of the issuer's outstanding common stock.

(2)	See attached.

(3)	See attached.

/s/ Shannon M. Silvernail Shannon M. Silvernail	10/02/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

* If the form is filed by more than one reporting person, see Instruction 4(b)(v)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Attachment to Form 4
Shannon M. Silvernail

(2)	On September 4, 2002, the reporting person entered into a forward sale contract (the “Contract”) relating to up to 160,424 shares of common stock. On October 2, 2002, the first tranche closed under the Contract and the reporting person committed 143,253 of those shares (the “Base Amount”) pursuant to which the reporting person will deliver on October 5, 2006 (the “Settlement Date”) a number of shares of common stock (or, at the option of the reporting person, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Settlement Ratio, which will be determined as follows:

(a)	If the closing price (the “Settlement Price”) of the common stock on October 2, 2006 (the “Maturity Date”) is less than $46.0405 (the “Upside Limit”) but greater than $30.2235 (the “Hedged Value”), the Settlement Ratio shall be a ratio equal to the Hedged Value divided by the Settlement Price;

(b)	If the Settlement Price is equal to or greater than the Upside Limit, the Settlement Ratio shall be a ratio equal to the sum of (1) the Hedged Value divided by the Settlement Price and (2) a fraction the numerator of which is equal to the difference between the Settlement Price and the Upside Limit and the denominator of which is equal to the Settlement Price; and

(c)	If the Settlement Price is less than or equal to the Hedged Value, the Settlement Ratio will be one.

In consideration therefor, the reporting person will receive an aggregate purchase price of $4,326,577.07 on the Settlement Date. The reporting person has pledged 160,424 shares of common stock to secure its obligations under the Contract.

(3)	On September 4, 2002, Jubilee Investments Limited Partnership (the “Partnership”) entered into a forward sale contract (the “Partnership Contract”) relating to up to 1,050,132 shares of common stock of which the reporting person is an indirect beneficial owner in her capacity as a General Partner of the Partnership. On October 2, 2002, the first tranche closed under the Partnership Contract and the Partnership committed 937,732 of those shares (the “Partnership Base Amount”) pursuant to which the Partnership will deliver on October 5, 2006 (the “Settlement Date”) a number of shares to be determined in a manner identical to that described above in Footnote (2).

In consideration therefor, the Partnership will receive an aggregate purchase price of $28,321,708.92 on the Settlement Date. The Partnership has pledged 1,050,132 shares of common stock to secure its obligations under the Contract.